UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File No. 001-42370

Mega Matrix Inc.

(Exact name of registrant as specified in its charter)

103 Tampines Street 86 #03-06

The Alps Residences

Singapore 528576

(650) 340-1888

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into a Material Contract.

On February 18, 2025, Mega Matrix Inc. (the “Company”) entered into an At The Market Offering Agreement (the “Agreement”) with H.C. Wainwright & Co., LLC (the “Manager”) pursuant to which the Company may offer and sell, from time to time, through the Manager, Class A Ordinary Shares, par value $0.001 per share (the “Shares”), having an aggregate offering price of up to $20,000,000. Under the Agreement, the Manager may sell the Shares by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, including sales made directly on or through NYSE American, the existing trading market for our Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to the sales the Manager as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. Capitalized terms used but not defined herein shall have the same meanings as ascribed to them in the Agreement.

The Company intends to use the net proceeds of the offering to fund its growth plans, for working capital, and for other general corporate purposes.

Subject to the terms and conditions of the Agreement, the Manager will use commercially reasonable efforts consistent with its normal trading and sales practices to sell the Shares from time to time based upon the Company’s instructions, including any price, time or size limits or other customary parameters or conditions the Company may impose.

The Company will pay the Manager a commission of 3.0% of the aggregate gross proceeds from each sale of Shares. The Company has also agreed to reimburse the Manager for certain specified expenses, including the fees and disbursements of Manager’s legal counsel in an amount not to exceed $75,000. The Company shall also reimburse the Manager for Manager’s counsel’s fees in connection with each due diligence update session, up to $3,500 per session for a Periodic Interim Report and $5,000 per session for a Form 20-F, new Registration Statement, Prospectus, Prospectus Supplement, or an amendment to this Agreement, plus any incidental expenses incurred by the Manager in connection therewith.

The foregoing description of the terms of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Agreement, which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

The Shares will be issued pursuant to the Agreement, the Company’s effective Registration Statement on Form F-3 (File No. 333-283739) filed with the Securities and Exchange Commission (“Commission”), and the prospectus supplement filed with the Commission on February 18, 2025. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy Shares, nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts, such as statements regarding the sale of Shares under the Agreement, if any, the intended use of proceeds, as well as termination of the Agreement. The statements in this report related to the completion, timing and size of the offering are “forward-looking” statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to market conditions and the satisfaction of customary closing conditions related to the offering. There can be no assurance that the Company will be able to sell all of the Shares pursuant to the offering. These statements are subject to uncertainties and risks including, but not limited to the risks identified in reports filed from time to time with the Commission. All such forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Incorporation by Reference

The information set forth in this report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 as declared effective on February 4, 2025 (File No. 333-283739).

Exhibits

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
5.1	Legal Opinion of Ogier
10.1	At The Market Offering Agreement, dated February 18, 2025, by and between Mega Matrix Inc. and H.C. Wainwright & Co., LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.
(Registrant)

By:	/s/ Yucheng Hu
Name:	Yucheng Hu
Title	Chief Executive Officer

Date: February 18, 2025

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